                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45821T 10 8
                                 (CUSIP Number)

     KALI P. CHAUDHURI, 6800 INDIANA AVENUE, SUITE 130, RIVERSIDE, CA 92506,
                                 (951) 782-8812
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                NOVEMBER 16, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)
                               (Page 1 of 7 Pages)

---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 45821T 10 8             SCHEDULE 13D                       Page 2 of 7

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               KALI P. CHAUDHURI
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  | |
                                                                        (b)  |X|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
                   PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)    | |

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES
--------- ----------------------------------------------------------------------
                                     7            SOLE VOTING POWER
        NUMBER OF                                         210,000,000 (1)
         SHARES            ---------------------- ------------------------------
      BENEFICIALLY                   8            SHARED VOTING POWER
        OWNED BY                                          0
          EACH             ---------------------- ------------------------------
        REPORTING                    9            SOLE DISPOSITIVE POWER
         PERSON                                           210,000,000 (1)
          WITH             ---------------------- ------------------------------
                                    10            SHARED DISPOSITIVE POWER
                                                          0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   210,000,000 (1)
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |  |

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   91.0% (1)
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
                   IN
--------- ----------------------------------------------------------------------

(1) Assuming 20,390,000 shares of common stock, $0.0001 par value per share, of Integrated Healthcare Holdings, Inc. (the "Issuer") are outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2004. The shares of common stock being reported as beneficially owned by Kali P. Chaudhuri, M.D. ("Reporting Person") include:

         (a) 160,000,000 shares issuable upon conversion, at the rate of $.003125 per share, of a secured convertible promissory note in the original face amount of $500,000, dated September 28, 2004, made by the Issuer in favor of the Reporting Person ("September 2004 Note") pursuant to the terms of a Secured Convertible Note Purchase Agreement dated as of September 28, 2004 between the Issuer and the Reporting Person ("Original Note Purchase Agreement"); and





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CUSIP No. 45821T 10 8             SCHEDULE 13D                       Page 3 of 7

         (b) 50,000,000 shares of common stock issuable upon exercise, at a price of $0.30 per share, of a five-year common stock purchase option issued by the Issuer to the Reporting Person as of November 16, 2004 ("November 2004 Option") pursuant to the terms of a First Amendment to Secured Convertible Note Purchase Agreement dated as of November 16, 2004 between the Issuer and the Reporting Person ("First Note Purchase Agreement Amendment," and together with the Original Note Purchase Agreement, the "Amended Note Purchase Agreement"). The November 2004 Option becomes exercisable in whole or in part at any time on or after the date that Anil
     V. Shah, M.D. or his assignee Orange County Physicians Investment Network, LLC (collectively, "Shah") exercises the first tranche of an option as provided in Section 1.1(a) of a Purchase Option Agreement dated as of November 16, 2004 between the Issuer and Shah ("Shah Purchase Option Agreement").

     The Reporting Person could acquire up to an additional 10,000,000 shares of common stock in the event the Reporting Person extends further funds to the Issuer in connection with the closing costs of the Tenet Transaction (as defined in Item 4 below) and elects to add such further amount to the principal of the September 2004 Note. Also, if the Reporting Person exercises the entire November 2004 Option, then the Issuer shall deliver to the Reporting Person an additional option to purchase up to 10,000,000 shares of the Issuer's common stock at any time prior to November 30, 2005 for a purchase price of $0.25 per share.

                                  SCHEDULE 13D

         Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), the Reporting Person hereby files this Amendment No. 1 to Schedule 13D ("Amendment") with the Securities and Exchange Commission ("Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on October 8, 2004 ("Original Schedule 13D"), relating to the common stock of the Issuer.

         All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original Schedule 13D is hereby amended by adding the following to the end of Item 3:

         The Reporting Person acquired the November 2004 Option using personal funds and non-monetary consideration pursuant to the First Note Purchase Agreement Amendment. The Reporting Person anticipates that exercises, if any, of the November 2004 Option will be made using personal funds of the Reporting Person.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Original Schedule 13D is hereby amended and restated to read as follows:

         The Reporting Person acquired the September 2004 Note and the November 2004 Option for the purpose of assisting the Issuer in the completion of the purchase of four hospitals in Orange County, California known as Western Medical Center - Santa Ana, Western Medical Center - Anaheim, Coastal Communities Hospital, and Chapman Medical Center (such purchase is referred to herein as the "Tenet Transaction"). If the Tenet Transaction closes as contemplated, the Reporting Person will likely take one or more of the following actions:





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CUSIP No. 45821T 10 8             SCHEDULE 13D                       Page 4 of 7

         (a) convert the September 2004 Note into shares of the Issuer's common stock, thereby obtaining control of the Issuer;

         (b) exercise his option under Section 1.3 of the Amended Note Purchase Agreement to acquire all or a majority of the membership interests of a limited liability company ("Property LLC") for the purchase price of $5,000,000. The Issuer intends to form the Property LLC in order to acquire the real estate (to be owned in fee) in the Tenet Transaction (i.e., Western Medical Center - Santa Ana, Western Medical Center - Anaheim and Coastal Communities Hospital and the medical office buildings, but not the leased Chapman Hospital and medical office building); and/or

         (c) exercise the November 2004 Option to purchase shares of the Issuer's common stock, thereby potentially obtaining control of the Issuer regardless of whether the September 2004 Note is converted.

         If the Reporting Person does obtain control of the Issuer, the Reporting Person will likely seek to increase the number of directors on the Issuer's board and elect the Reporting Person or his designee to the board, and fill the other vacancy(ies) with one or more independent directors. The Reporting Person has no intention of removing the directors currently serving on the Issuer's board.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Original Schedule 13D is hereby amended and restated to read as follows:

         The information contained in footnote (1) to the cover page is incorporated herein by reference, If the Issuer is unable to obtain financing for the contemplated Tenet Transaction without the Reporting Person personally guarantying amounts of the financing beyond what he has agreed to do in the Amended Purchase Agreement, the Reporting Person may elect to obtain his own financing and proceed with the Tenet Transaction without the Issuer's participation. In such event, the Reporting Person has agreed to refrain from exercising his right to convert the September 2004 Note for a period of 30 days within which the Issuer will have the opportunity to prepay all amounts due under the September 2004 Note.

         The Reporting Person has a right of first refusal with respect to future sales by the Issuer of its equity securities or securities convertible into or exercisable for equity securities, where issuance of those securities will result in a dilution of the Reporting Person's as-converted equity position to less than 75% of the Issuer's common stock on a fully-diluted basis. Each time the Issuer proposes to offer any shares of, or securities convertible into or exercisable for any shares of, any class of the Issuer's equity securities (the "New Shares"), the Issuer is required to first make an offer to the Reporting Person of such portion of the New Shares which equals the proportion that all securities in the Issuer held by the Reporting Person, on an as-converted basis, bears to the total number of shares of common stock of the Issuer on a fully-diluted basis plus the New Shares (the "Pro Rata Share"). The closing of the sale of the Pro Rata Share is to occur simultaneously with the sale of the New Shares to other investors.

         This right of first refusal is not applicable to the issuance or sale of (i) up to 60,000,000 shares of common stock; (ii) securities issued pursuant to stock splits, stock dividends, or similar transactions approved by the Reporting Person; (iii) shares of common stock issued to employees, consultants, officers or directors of the Issuer pursuant to stock option plans or restricted stock plans or agreements approved by the Issuer's board of directors and by the





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CUSIP No. 45821T 10 8             SCHEDULE 13D                       Page 5 of 7

Reporting Person; (iv) securities issued to financial institutions or lessors in connection with commercial credit arrangements, equipment financings, commercial property lease transactions, or similar transactions approved by the Issuer's board of directors and by the Reporting Person and not for the purpose of raising capital, (v) shares of common stock issued in an underwritten public offering; or (vi) securities issued in connection with bona fide acquisition transactions approved by the Issuer's board of directors and by the Reporting Person. The right of first refusal terminates upon the closing of an acquisition of the Issuer to an unrelated third party in a transaction approved by the Reporting Person.

         The Reporting Person has piggyback registration rights with regard to the shares of common stock issued to the Reporting Person pursuant to the Amended Purchase Agreement. Pursuant to Section 2.5.2 of the Amended Purchase Agreement, the Reporting Person has agreed to the "lock-up" of the subject shares upon the Issuer's request in connection with any underwritten public offering of the Issuer's securities, provided that all officers, directors and other holders of common stock of the Issuer enter into similar "lock-up" arrangements.

         Pursuant to Section 1.2.4(b) of the Amended Purchase Agreement, the Reporting Person has loaned to the Issuer $10,000,000 to be used solely as the good faith deposit for the Tenet Transaction ("Ten Million Dollar Loan"). The Ten Million Dollar Loan is due and payable upon the earlier of the closing or termination of the Tenet Transaction, secured by a lien against all of the Issuer's assets pari passu with the first lien of the September 2004 Note (subject to possible subordination), and bears interest at the rate of 7.25% per annum payable quarterly.

         In consideration for the Reporting Person's agreement to personally guarantee Tenet's post-closing liabilities with respect to the Chapman Hospital lease at the closing of the Tenet Transaction, the Issuer has agreed to assign to the Reporting Person the Issuer's interest in the Chapman Hospital lease and the Chapman Hospital operating assets.

         The Reporting Person has the right to freely assign his interests under the Amended Purchase Agreement without the consent of the Issuer, but may not assign his obligations under the Amended Purchase Agreement without the consent of the Issuer.

         The Shah Purchase Option Agreement provides Shah with an option to purchase from the Issuer up to 50,000,000 shares of the Issuer's common stock at $0.30 per share and from the Issuer or the Reporting Person up to a 49% interest in the Property LLC on terms and conditions described in the Shah Purchase Option Agreement. If Shah exercises the entire option, then the Issuer will deliver to Shah an additional option to purchase up to 10,000,000 shares of the Issuer's common stock at any time prior to November 30, 2005 for a purchase price of $0.25 per share.

         The descriptions above of certain provisions of the Amended Purchase Agreement and other documents are qualified in their entirety by reference to the Amended Purchase Agreement and other documents, which are included as exhibits hereto.





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CUSIP No. 45821T 10 8             SCHEDULE 13D                       Page 6 of 7

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

EXHIBIT       DESCRIPTION
-------       -----------

99.1 Secured Convertible Note Purchase Agreement dated as of September 28, 2004 by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on October 5, 2004)

99.2 Form of Secured Convertible Promissory Note in the original face amount of $500,000, dated September 28, 2004, made by the Issuer in favor of the Reporting Person (incorporated by reference to Exhibit A that is attached to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on October 5, 2004)

99.3 Form of Security Agreement dated as of September 28, 2004, made by the Issuer in favor of the Reporting Person (incorporated by reference to Exhibit B that is attached to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on October 5, 2004)

99.4 Form of Secured Promissory Note in the original face amount of $10,000,000, dated September 28, 2004, made by the Issuer in favor of the Reporting Person (incorporated by reference to Exhibit E that is attached to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on October 5, 2004)

99.5 First Amendment to Secured Convertible Note Purchase Agreement dated as of November 16, 2004 by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 22, 2004)

99.6 Option Agreement dated as of November 16, 2004 by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit D that is attached to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 22, 2004)

99.7 Stock Option Agreement dated as of November 16, 2004 by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit I that is attached to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 22, 2004)

99.8 Purchase Option Agreement dated as of November 16, 2004 by and between the Issuer and Shah (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on November 22, 2004)





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CUSIP No. 45821T 10 8             SCHEDULE 13D                       Page 7 of 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  DECEMBER 1, 2004
                     ----------------------------------------------
                                       (Date)

                              /S/ KALI P. CHAUDHURI, AN INDIVIDUAL
                     ----------------------------------------------
                                     (Signature)